INTERVEST BANCSHARES CORPORATION

ONE ROCKEFELLER PLAZA, SUITE 400

NEW YORK, NEW YORK 10020-1002

January 20, 2010

VIA EDGAR

Attn: Filing Desk

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Intervest Bancshares Corporation
Form S-1 Registration Statement
Registration No. 333-163420

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Intervest Bancshares Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-163420), together with all exhibits thereto (the “Registration Statement”). The Registrant has determined not to proceed with the registration and sale of subordinated debentures at this time. No debentures have been offered or sold under the Registration Statement.

Please address any questions you may have to Thomas E. Willett, at Harris Beach PLLC, 99 Garnsey Road, Pittsford, New York 14534, telephone number (585) 419-8646, facsimile number (585) 419-8818.

Thank you for your assistance in this matter.

Intervest Bancshares Corporation

By:	/s/ Lowell S. Dansker
Lowell S. Dansker
Chairman and Chief Executive Officer